REUTERS GROUP PLC - PURCHASE OF OWN SECURITIES
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London, 27 October 1999 - Reuters Group PLC announced that it today purchased for cancellation 4,716,981 of its ordinary shares at a price of 529.9933p per ordinary share from Hoare Govett's affiliate ABN AMRO Equities UK (Limited).

Reuters purchase forms part of an on-market share repurchase programme to return up to (pound)200 million to shareholders over the next 18 months. Continuation of the programme beyond April 2000 will require, at the annual general meeting, a renewal of shareholders' authority for the company to buy back its own shares.

For further information please contact:

Geoff Wicks                                  Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter.V.Thomas                               Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com